LEAD INVESTOR

Daniel Greene

The time is right to invest in this type of business, with Covid and people working remotely, Parlay Cafe is the answer. The concept combines multiple streams of income to insure profitability. Starbucks is not a conducive environment to meet with clients and/or profession to reflect the level of confidence needed. Most shared-workspace offerings are very large operations located in industrial or office buildings and "feel" like an office. Parlay Cafe outlets are located in malls and neighborhood retail centers and "feel" like an airport lounge with an upscale coffee shop. In a typical metro area a competitor may open one 15,000 - 60,000 sf outlet, where Parlay Cafe would strategically open multiple 2,500 sf outlets in the same market. We are the alternative to the local coffee shop for those who are willing to pay a premium for a better experience. A member can drop in to any location at any time, similar to a chain gym membership.

Invested $5,000 this round

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